UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-2
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               The Dii Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    232949107
                                 (CUSIP Number)


       Michael E. Marks                                Tram T. Phi, Esq.
Flextronics International Ltd.                        Fenwick & West LLP
      2090 Fortune Drive                             Two Palo Alto Square
  San Jose, California 95131                      Palo Alto, California 94306
        (408) 428-1300                                  (650) 494-0600
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)


                                November 22, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                   SCHEDULE 13D

=====================
CUSIP NO. 232949107
=====================

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No.
     of Above Person

     Flextronics International Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member                       (a)  [_]
     of a Group                                                  (b)  [_]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check Box If Disclosure of Legal
     Proceedings is Required Pursuant                            [_]
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Singapore
--------------------------------------------------------------------------------
               7    Sole Voting Power

Number of Shares    7,615,077(1)
Beneficially  ------------------------------------------------------------------
Owned          8    Shared Voting Power
by Each
Reporting           8,320,313(2)
Person With   ------------------------------------------------------------------
               9    Sole Dispositive Power

                    7,615,077(1)
              ------------------------------------------------------------------
               10   Shared Dispositive Power

                    Not Applicable
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     8,320,313(1)(2)
--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount                           [_]
     in Row (11) Excludes Certain
     Shares

--------------------------------------------------------------------------------
13   Percent of Class Represented by
     Amount in Row (11)

     18.1%(3)
--------------------------------------------------------------------------------
14   Type of Reporting Person

     CO
--------------------------------------------------------------------------------

(1) If the Option (defined in Item 4 below) becomes exercisable and is exercised in full, Flextronics will have sole voting power with respect to that number of shares equal to 19.9% of the outstanding shares of Dii Common Stock at the time of exercise. Based upon the 38,266,719 shares of Dii Common Stock outstanding as of November 19, 1999 (as represented by Dii in the Merger Agreement, which is defined in Item 4), the Option would be exercisable for 7,615,077 shares of Dii Common Stock. Unless and until the Option is exercised, Flextronics is not entitled to any rights as a stockholder of Dii as to the shares of Dii Common Stock covered by the Option. The Option may only be exercised upon if certain conditions are triggered (see Item 4). As of the date of this Statement, none of these conditions had been triggered. Flextronics disclaims beneficial ownership of the shares of Dii Common Stock subject to the Option unless and until Flextronics acquires the shares by exercising the Option.

(2) 705,236 shares of Dii Common Stock (as of November 22, 1999, as represented to us by Dii) are subject to the Voting Agreements entered into between Flextronics and certain officers and directors of Dii (see Item 4 and Schedule B). Under the Voting Agreements, these stockholders agree to vote in favor of the Merger and certain related matters, but retain voting rights with respect to all other matters. Flextronics expressly disclaims beneficial ownership of any of the shares of Dii Common Stock covered by the Voting Agreements. Based on the number of shares of Dii Common Stock outstanding as of November 19, 1999 (as represented by Dii in the Merger Agreement), the number of shares of Dii Common Stock subject to these Voting Agreements represents approximately 18.1% of the outstanding shares of Dii Common Stock.

(3) After giving effect to the 7,615,077 that would be issued upon the exercise of the Option.

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the Common Stock of The Dii Group, Inc., a Delaware corporation ("Dii" or the "Issuer"). The principal executive offices of Dii are located at 6273 Monarch Park Place, Suite 200, Niwot, Colorado 80503.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed on behalf of Flextronics International Ltd., a Singapore company ("Flextronics"). Flextronics is a leading provider of advanced electronics manufacturing services to original equipment manufacturers primarily in the telecommunications and networking, consumer electronics and computer industries. The address of Flextronics' principal business is 2090 Fortune Drive, San Jose, California 95131. The address of Flextronics' principal office is 514 Chai Chee Lane #04-13, 1 Bedok Industrial Estate, Singapore 469029.

        Please refer to Schedule A to this Statement for information pursuant to
        Item 2 (a), (b) and (c) with respect to each director and executive officer of Flextronics.

        During the last five years, neither Flextronics nor, to Flextronics' knowledge, any person named in Schedule A to this Statement has been:
        (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        To Flextronics' knowledge, except for Robert R.B. Dykes, who is a citizen of New Zealand, Tsui Sung Lam, who is a citizen of Singapore, Chuen Fah Alain Ahkong, who is a citizen of Singapore, Hui Shing Leong, who is a citizen of Maylasia, Humphrey Porter, who is a citizen of the United Kingdom, and Ronny Nilsson, who is a citizen of Sweden, each of the individuals identified on Schedule A to this Statement is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As an inducement for Flextronics to enter into the Merger Agreement, Dii and Flextronics entered into the Option Agreement under which Dii granted  the  Option  to  Flextronics  (see  Item  4).  The  Option  was
        negotiated as a material term of the overall transaction, and Flextronics did not pay additional consideration to Dii for the Option. The Option is only exercisable if certain conditions are triggered (see
        Item 4). If the Option becomes exercisable and Flextronics elects to exercise this option, Flextronics anticipates that it would use working capital to pay the exercise price of $65.406 per share. Please refer to
        Item 4(a)-(b).

        As a further inducement for Flextronics to enter into the Merger Agreement, certain officers and directors of Dii entered into the Voting Agreements with Flextronics (see Item 4). Flextronics did not pay additional consideration to any of these stockholders in connection with the execution and delivery of the Voting Agreements.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(b) Pursuant to an Agreement and Plan of Merger dated November 22, 1999 among Flextronics, Slalom Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Flextronics ("Merger Sub") and Dii, Merger Sub will merge with and into Dii, with Dii to survive the Merger and to become a wholly owned subsidiary of Flextronics (the "Merger"). The closing of the Merger is subject to several conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the Flextronics stockholders and Dii stockholders. Upon the closing of the Merger, Flextronics will issue .805 Ordinary Shares in exchange for each outstanding share of Dii Common Stock (the "Exchange Ratio"), and each outstanding option to purchase Dii Common Stock issued under Dii's stock option plans will be assumed by Flextronics and converted into an option to purchase Flextronics Common Stock according to the Exchange Ratio.

        As an inducement for Flextronics to enter into the Merger Agreement, Dii and Flextronics entered into the Company Stock Option Agreement dated November 22, 1999 (the "Stock Option Agreement"), under which Dii granted Flextronics an option to acquire up to the number of shares of Dii Common Stock equal to 19.9% of Dii's outstanding common stock as of the date of exercise (the "Option"). The Option is exercisable upon the occurrence of one or more of the following:

                o Dii's Board of Directors withdraws, amends or modifies its unanimous recommendation in favor of the Merger and the approval of the Merger Agreement;

                o Dii fails to include in the proxy statement/prospectus concerning the Merger the unanimous recommendation of Dii's Board of Directors in favor of the Merger and the approval of the Merger Agreement;

                o the Dii Board of Directors fails to reaffirm this unanimous recommendation within 10 business days of a written request from Flextronics following the public announcement of a "Company Acquisition Proposal" (defined in full in the Merger Agreement, but generally defined as an offer or proposal: (i) to acquire a 15% or greater interest in the voting securities of Dii, (ii) to enter into any transaction resulting in a change in ownership of Dii voting securities such that Dii stockholders prior to the transaction would own less than 85% of the Dii voting securities following the transaction, or (iii) to dissolve Dii);

                o       the  Dii  Board  of   Directors   approves  or  publicly
                        recommends any Company Acquisition Proposal;

                o Dii enters into any agreement or commitment accepting any Company Acquisition Proposal;

                o any party unaffiliated with Flextronics commences a tender or exchange offer relating to Dii securities and Dii does not send a notice to its stockholders in accordance with Rule 14e-2 under the Exchange Act stating that it recommends rejection of the tender or exchange offer;

                o public announcement of an "Option Acquisition Proposal" (defined in full in the Option Agreement, but generally defined as an offer or proposal to acquire a 10% or greater interest in Dii voting securities or assets, disposition by Dii of 10% or more of its assets or dissolution of Dii), and one of the following events together with or following such Option Acquisition
                        Proposal: (A) failure to get Dii stockholder approval of the Merger Agreement and the Merger, (B) tender or exchange offer for 15% or more of the outstanding shares of Dii common stock is commenced, (C) Dii fails to call and hold the Dii stockholders' meeting to vote on the Merger by May 22, 2000; or (D) Dii fails to take all actions necessary to hold the Dii stockholders' meeting as promptly as practicable, and in any event within 45 days after the dclaration of the effectiveness of the Registration Statement (as defined in the Merger Agreement);

                o the acquisition by any person (other than Flextronics) or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 25% or more of the total outstanding voting security of Dii or any of its subsidiaries; or

                o commencement of a solicitation seeking to alter the composition of Dii's Board of Directors.

        The Option will terminate on the earliest to occur of: (i) the effective time of the Merger; (ii) termination of the Merger Agreement under
        Section 7.1(b), (d), (f) or (h) thereof; (iii) 14 months following the termination of the Merger Agreement under Section 7.1(b), (d), (f) or
        (h); or (iv) 14 months  following  the first  occurrence  of an Exercise
        Event (as defined in the Option Agreement), provided that such time shall be later in limited circumstances related to governmental clearance. Under the terms of the Option Agreement, Flextronics must return any proceeds in connection with the sale or disposition of the Option or underlying securities in excess of 3.5% of the "Company Equity Value" (as defined in the Merger Agreement).

        As a further inducement for Flextronics to enter into the Merger Agreement, certain officers and directors of Dii (the "Stockholders") each entered into a Company Voting Agreement dated November 22, 1999 with Flextronics (the "Voting Agreements"). Schedule B to this Statement sets forth the Stockholders and the number of outstanding shares of Dii Common Stock that each of them beneficially owns. Under the Voting Agreements, each of the Stockholders agreed to vote all of their shares of Dii Common Stock, until the earlier of the effective time of the Merger or the valid termination of the Merger Agreement under Article VII of the Merger Agreement: (i) in favor of the Merger, the adoption and execution of the Merger Agreement and other transactions contemplated by the Merger Agreement; and (ii) in favor of the waiver of any registration rights, rights of first refusal, first offer, co-sale or other similar rights of the stockholder under any agreement applicable to their Dii shares. The Stockholders also waived all appraisal and dissenters' rights that they may acquire in connection with the Merger. Together with the Voting Agreements, each Stockholder delivered an irrevocable proxy to Flextronics and certain of its officers granting them the right to vote their shares of Dii Common Stock in favor of the matters referenced above. The Stockholders retain other rights with respect to their shares, including voting rights on other matters.

        The purpose of the transactions under the Merger Agreement, Stock Option Agreement and Voting Agreements are to enable Flextronics and Dii to consummate the Merger and other related transactions contemplated by these agreements.

(c)     Not applicable.

(d) Upon the closing of the Merger, the directors and officers of Merger Sub will become the directors and officers of Dii (which will survive the Merger as a wholly owned subsidiary of Flextronics) until their respective successors are duly elected or appointed and qualified, as applicable.

(e) Other than as described in the Merger Agreement, the Option Agreement and the Voting Agreements, Flextronics does not have any plans or proposals to materially change the present capitalization or dividend policy of Dii.

(f)     Not applicable.

(g)     The Certificate of Incorporation  and Bylaws of Merger Sub, as in effect
        immediately   prior  to  the  Merger,   will  be  the   Certificate   of
        Incorporation and Bylaws of Dii upon the closing of the Merger.

(h)-(i) Upon the closing of the Merger, Dii Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market. However, Flextronics' Ordinary Shares will trade under the ticker symbol FLEX.

(j)     Not applicable.

        References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements are qualified in their entirety be reference to the copies of these documents filed as exhibits to this Statement. These agreements are incorporated by reference into this Item 4 where these references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the Voting Agreements, Flextronics may be deemed to be the beneficial owner of at least 705,236 shares of Dii Common Stock, representing approximately 1.8% of the issued and outstanding shares of Dii Common Stock outstanding as of November 19, 1999 (as represented by Dii in the Merger Agreement). Other than the voting rights conferred by the Voting Agreements, Flextronics is not entitled to any rights as a stockholder of Dii as to these shares and disclaims beneficial ownership of these shares.

        In the event the Option becomes exercisable and is exercised in full, Flextronics will become the beneficial owner of that number of shares of Dii Common Stock equal to 19.9% of the outstanding shares of Dii Common Stock at the time of exercise, which, based on the shares of Dii Common Stock outstanding as of November 19, 1999 (as represented by Dii in the Merger Agreement), currently equals 7,615,077 shares of Dii Common
        Stock. Flextronics disclaims beneficial ownership of the shares of Dii Common Stock subject to the Option unless and until Flextronics acquires such shares by exercising the Option.

        To Flextronics' knowledge, no directors or officers of Flextronics named in Item 2 beneficially own any shares of Dii Common Stock.

(b) Flextronics may be deemed to have shared voting power over the 705,236 shares of Dii Common Stock covered by the Voting Agreements. Flextronics does not have the power to dispose of these shares. If Flextronics acquires shares of Dii Common Stock by exercising the Option, Flextronics will acquire sole power to vote and dispose of these shares.

(c) Flextronics entered into the Merger Agreement, Option Agreement and Voting Agreements with Dii and Dii stockholders on November 22, 1999. To the knowledge of Flextronics, no other transactions in Dii Common Stock were effected during the past 60 days by the persons named in Item 5(a).

(d) Flextronics is not aware of the right of any other person to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Dii Common Stock.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Flextronics is a party to the Merger Agreement and the exhibits thereto, including the Stock Option Agreement, the Voting Agreements (and accompanying Irrevocable Proxies) and a stock option agreement for the benefit of Dii. Flextronics' directors and officers have entered into voting agreements with Dii. Other than the foregoing, neither Flextronics nor, to Flextronics' knowledge, the other persons named in
        Item 2 to this Statement are a party to any contract, arrangement, understanding or relationship of the type specified by this Item 6 with respect to any Dii securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        The following documents are filed as exhibits hereto:

        1. Agreement and Plan of Merger, dated November 22, 1999, among Flextronics, Merger Sub and Dii.*

        2. Stock Option Agreement dated November 22, 1999 between Dii and Flextronics.*

        3. Form of Company Voting Agreement entered into between Flextronics and certain stockholders of Dii on November 22, 1999, together with the form of Irrevocable Proxy delivered therewith.*

        *Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1999                     FLEXTRONICS INTERNATIONAL LTD.


                                             By: /s/ Michael E. Marks
                                                 ------------------------
                                                 Michael E. Marks
                                                 Chief Executive Officer

                                   Schedule A

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Flextronics. Unless otherwise indicated below, the business address of each such person is 2090 Fortune Drive, San Jose, California 95131.

                               Board of Directors

Name and Business Address                Present Principal Occupation
-------------------------                ----------------------------

Michael E. Marks                         Chief Executive Officer, Flextronics

Tsui Sung Lam                            Consultant, Flextronics
514 Chai Chee Land #04-13
Singapore 1646

Chuen Fah Alain Ahkong                   Managing Director, Pioneer
51 Goldhill Plaza                        Management Services Pte Ltd.
#18-11 Goldhill Plaza
Singapore 308900

Michael J. Moritz                        General Partner, Sequoia Capital
3000 Sand Hill Road, Suite 280
Building 4
Menlo Park, CA  94025

Richard L. Sharp                         President and Chief Executive Officer,
9950 Mayland Drive                       Circuit City
Richmond, VA  23233

Patrick Foley                            Chief Executive Officer,
333 Twin Dolphine Drive                  DHL Airways, Inc.
Redwood City, CA  94062

Hui Shing Leong                          Managing Director, CS Hui Holdings
Plot 540, Lorong Perusahaan 6A
Prai Industrial Estate
13600 Prai
Malaysia

                               Executive Officers


Name and Business Address                Present Principal Occupation
-------------------------                ----------------------------

Michael E. Marks                         President and Chief Executive Officer,
                                         Flextronics

Robert R.B. Dykes                        President, Systems Group and Chief
                                         Financial Officer, Flextronics

Humphrey Porter                          President, Central/Eastern European
                                         Operations, Flextronics

Ash Bhardwaj                             President, Asian-Pacific Operations,
                                         Flextronics

Michael McNamara                         President, Americas Operations,
                                         Flextronics

Ronny Nilsson                            President, Western European Operations,
                                         Flextronics

                                   Schedule B

                    Stockholders Subject to Voting Agreements
             (as of November 22, 1999, as represented to us by Dii)


           Stockholder                           Shares Beneficially Owned
           -----------                           -------------------------

         Ronald R. Budacz                                329,194

         Carl R. Vertuca, Jr.                             64,546

         Thomas J. Smach                                  27,938

         Constantine S. Macricostas                       39,490

         Alexander W. Wong                                10,500

         Dermott O'Flanagan                               53,729

         Ronald R. Snyder                                 84,987

         Steven C. Schlepp                                54,984

         Carl Plichta                                     39,868